BIT DIGITAL, INC.

33 Irving Place

New York, New York 10013

March 31, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Registration Statement on Form F-3/A
Filed February 28, 2022
File No. 333-257934

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is responding to the Staff’s Comment Letter dated March 23, 2022. We have submitted an amended Registration Statement (the “Amendment”) on this date reflecting the Company’s responses to the Comment Letter. Set forth below are the Company’s responses, which appear in the same order of the comments in the Comment Letter and which comments are repeated below for ease of reference.

Amendment No. 2 to Registration Statement on Form F-3

General

1.	Please provide us with a legal analysis that details why you continue to qualify as a foreign private issuer after moving your operations to North America. Refer to Rule 405 of Regulation C under the Securities Act of 1933.

Response No. 1

Rule 405 of Regulation C under the Securities Act of 1933 (the “Act”) defines a foreign private issuer (an “FPI”) as:

any foreign issuer other than a foreign government except an issuer meeting the following conditions:

(a)       More than 50% of the outstanding voting securities of such issuer are directly or indirectly owned of record by residents of the United States; and

(b)       Any of the following:

1.	The majority of the executive officers or directors are United States citizens or residents;
2.	More than 50% of the assets of the issuer are located in the United States; or
3.	The business of the issuer is administered principally in the United States.

Division of Corporation Finance

March 31, 2022

If an issuer’s outstanding voting securities are owned of record by more than 50% by residents of the United States (referred to herein as the “50% test”), then the three additional conditions are not addressed. The test is required to be performed as of the last business day of the registrant’s recently completed second quarter. The Company is incorporated in the Cayman Islands, and its voting securities consist of ordinary shares and preferred shares that are entitled to one and fifty (50) vote(s) per share, respectively. The SEC staff has confirmed, as set forth in Securities Act Compliance & Disclosure Interpretation Question 203.17, that, in applying the 50% test, an issuer may look to the absolute number of voting securities held outside and inside the United States, or the voting power of such securities. As of June 30, 2021, there were 53,906,241 ordinary shares issued and outstanding and 1,000,000 preferred shares issued and outstanding, which translates to 53,906,241 votes and 50,000,000 votes, respectively, in terms of voting power.

Management confirmed, with data provided by a data service provider, that there were approximately 12,036,112 ordinary shares and 1,000,000 preferred shares owned by non-U.S. residents. Thus, the percentage of voting power of Bit Digital’s voting securities owned by non-U.S. residents on June 30, 2021 was approximately 60%.

As the Company satisfied the first test by being incorporated in the Cayman Islands and having more than 50% of its voting securities owned by non-U.S. residents, the Company met the definition of an FPI as of June 30, 2021. The Company will perform the same test again on the last day of the second fiscal quarter in 2022.

Cover Page

2.	Please revise your cover page to disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. In addition, please add a cross-reference to where the determination announced by the PCAOB on December 16, 2021 and the Holdings Foreign Companies Accountable Act are discussed in greater detail.

Response No. 2

This comment has been complied with. New disclosure has been added to the cover page of the Amendment with appropriate cross-references to where the PCAOB’s determinations were discussed in greater detail.

Division of Corporation Finance

March 31, 2022

Summary of Information, page 4

3.	Please remove the second bullet point on page 6 that states "since the Company has no PRC subsidiaries in mainland China and has terminated the process to form one in mainland China, the Company is not subject to liquidity risks in mainland China." In this regard we note that the Summary of Information section is intended to contain a summary of material risks.

Response No. 3

This comment has been complied with. The second bullet has been removed in the Amendment.

4.	We note your disclosure on page 5 that "[n]otwithstanding the termination of [y]our bitcoin mining operations in China, [you] presently intend to continue [y]our limited administrative activities described above in China and Hong Kong through our Hong Kong subsidiaries, in order to take advantage of [y]our existing bitcoin mining relationships and continue to access the spot market and Chinese manufacturers of bitcoin mining equipment." Please disclose whether you may have difficulties in transferring cash to or from your Hong Kong subsidiaries and whether you could have difficulties transferring the bitcoin mining equipment from your Hong Kong subsidiaries to your other subsidiaries. In addition, address this risk in your risk factors section.

Response No. 4

This comment has been complied with under “Summary of Information” and under “Risk Factors” in the Amendment.

Please do not hesitate to contact our Securities Counsel, Elliot H. Lutzker, at (646) 428-3210 if you have any questions.

Very truly yours,

BIT DIGITAL, INC.

By:	/s/ Erke Huang
Erke Huang

cc:	Elliot H. Lutzker, Esq.